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SE

18006321

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-36128 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RFS Partners

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1710 17th Street, Suite 1710
(No. and Street)

| Denver | CO | 80265 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Rogers — (415) 398-2727
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker, LLP
(Name – *if individual, state last, first, middle name*)

| 1818 Market Street | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 05 2018
Washington DC
413

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

E.A

# OATH OR AFFIRMATION

I, Stephen Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RFS Partners, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Subscribed and Affirmed before me in the county of Denver, State of Colorado, this 28 day of February, 2018.

Notary Public

9/15/2020

Commission Expiration

AMY GRILLOT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164035759
MY COMMISSION EXPIRES 09/15/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Partners**
**RFS Partners**
**Denver, Colorado**

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RFS Partners as of December 31, 2017, the related statement of income (loss), statement of changes in ownership equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RFS Partners as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Emphasis of Matter

As explained in Note 1 (F), the financial statements include an investment valued at $1,410,684 (94.19% of ownership equity), whose fair value has been estimated under procedures established by the Partners in the absence of readily ascertainable fair value. This estimated value may differ significantly from the value that would have been used had a ready market for the investment existed, and the difference could be material. Our opinion is not modified with respect to this matter.

## Basis for Opinion

These financial statements are the responsibility of RFS Partners' management. Our responsibility is to express an opinion on RFS Partners' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RFS Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RFS Partners' auditor since 1985.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Partners
RFS Partners
Page Two

**Supplemental Information**

The supplemental information on pages 3, 4, 6, and 7 has been subjected to audit procedures performed in conjunction with the audit of RFS Partners' financial statements. The supplemental information is the responsibility of RFS Partners' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 3, 4, 6, and 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2018

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
1 RFS Partners

N 3 | 100

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/17 [99]
SEC FILE NO. 8-36128 [98]
Consolidated [198]
Unconsolidated X [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 28,738 | 200 | | | $ 28,738 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account (3) | | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivable from non-customers | | 355 | 21,057 | 600 | (7) 21,057 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | 49,248 | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities (4) | | 430 | | | 49,248 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost (2) $ ____ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ [150] | | | | | | |
| B. Other securities $ ____ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ____ [170] | | | | | | |
| B. Other securities $ ____ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | (6) | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | 1,410,684 | 670 | 1,410,684 | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | (8) | 920 |
| 11. Other assets | | 535 | 852 | 735 | 852 | 930 |
| 12. TOTAL ASSETS (5) | $ 77,986 | 540 | $ 1,432,593 | 740 | $ 1,510,579 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER
RFS Partners

12/31/17

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] ▼13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | ▼10 [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 12,900 [1205] | [1385] | 12,900 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] ▼12 | [1390] ▼14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders ▼9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ 12,900 [1230] | $ [1450] | $ 12,900 [1760] |

### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | | ▼15 $ [1770] |
| 22. Partnership (limited partners) | ▼11 ($ [1020]) | 1,497,679 [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | | ▼16 ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 1,497,679 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 1,510,579 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER as of 12/31/17
RFS Partners

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 1,497,679 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | 19 | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 1,497,679 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 1,497,679 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ | 1,432,593 | 3540 | | |
| B. Secured demand note delinquency | | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | | 3600 | | |
| D. Other deductions and/or charges | | | 3610 | (1,432,593) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 20 $ | 65,086 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | | |
| A. Contractual securities commitments | $ | | 3660 | | |
| B. Subordinated securities borrowings | | | 3670 | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | 18 | 985 | 3735 | | |
| 2. Debt securities | | | 3733 | | |
| 3. Options | | | 3730 | | |
| 4. Other securities | | | 3734 | | |
| D. Undue Concentration | | | 3650 | | |
| E. Other (List) | | | 3736 | (985) | 3740 |
| 10. Net Capital | | | $ | 64,101 | 3750 |

30

OMIT PENNIES

The net capital as reported in the Company's unaudited FOCUS report agrees with the audited net capital reported above.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER as of 12/31/17

RFS Partners

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required ($6\frac{2}{3}$% of line 19) | $ | 860 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 59,101 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 58,101 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 12,900 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 12,900 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 20.12% | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0.00% | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

### NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
RFS Partners

For the period (MMDDYY) from 010117 [3932] to 123117 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

**REVENUE**

| | | | |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | | 3935 |
| b. Commissions on listed option transactions | 25 | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | 285,096 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | -26,482 | 3995 |
| 9. Total revenue | $ | 258,614 | 4030 |

**EXPENSES**

| | | | | |
|---|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | | 4120 |
| 11. Other employee compensation and benefits | | | | 4115 |
| 12. Commissions paid to other broker-dealers | | | | 4140 |
| 13. Interest expense | | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | | | |
| 14. Regulatory fees and expenses | | | 29,850 | 4195 |
| 15. Other expenses | | | 323,904 | 4100 |
| 16. Total expenses | | $ | 353,754 | 4200 |

**NET INCOME**

| | | | | |
|---|---|---|---|---|
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ | -95,140 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 28 | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | | 4222 |
| a. After Federal income taxes of | 4338 | | | |
| 20. Extraordinary gains (losses) | | | | 4224 |
| a. After Federal income taxes of | 4239 | | | |
| 21. Cumulative effect of changes in accounting principles | | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ | -95,140 | 4230 |

**MONTHLY INCOME**

| | | | |
|---|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
RFS Partners

For the period (MMDDYY) from 010117 to 123117

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 1,592,819 | 4240 |
| A. Net income (loss) | | -95,140 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ [4262]) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ [4272]) | | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 1,497,679 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | 30 $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

See Notes to Financial Statements

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER RFS Partners | as of 12/31/17

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | x | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335] | | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 4699 | | |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

# RFS PARTNERS

*STATEMENT OF CASH FLOWS*

**Year ended December 31, 2017**

| | |
|---|---|
| **INCREASE (DECREASE) IN CASH** | |
| ***Cash flows from operating activities*** | |
| Cash received from Funds and others | $ 309,928 |
| Cash paid to suppliers and others | (386,893) |
| **Net cash used in operating activities** | (76,965) |
| ***Cash flows from investing activities*** | |
| Decrease in short-term investments | 18,609 |
| Decrease in long-term investments | 26,818 |
| **Net cash provided by investing activities** | 45,427 |
| **Net decrease in cash** | (31,538) |
| ***Cash*** | |
| Beginning of year | 60,276 |
| **End of year** | $ 28,738 |

| | |
|---|---|
| **RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES** | |
| Net loss | $ (95,140) |
| ***Adjustments to reconcile net loss to net cash Used in operating activities*** | |
| Decrease in accounts receivable | 51,314 |
| Decrease in accounts payable | (32,287) |
| Increase in other assets | (852) |
| **Net cash used in operating activities** | $ (76,965) |

See Notes to Financial Statements

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(A)** RFS Partners (the ***"Company"***) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the Shelton Funds.

**(B)** To date, the Company has not engaged in any activities relating to broker-dealer transactions.

### (C) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### (D) INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

### (E) SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

### (F) FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

| Assets | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Mutual Funds | $49,248 | $ - | $ - |
| Partnership Interest | - | - | 1,410,684 |
| | $49,248 | $ - | $1,410,684 |

There were no transfers between Level 1 and Level 2 investments during the year ended December 31, 2017.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

| Description | Investment in Securities |
|---|---|
| Balance as of December 31, 2016 | $1,437,502 |
| Decrease in value of partnership interest | (26,818) |
| Balance as of December 31, 2017 | $1,410,684 |

The Company's investments that are categorized as Level 3 were valued utilizing stale pricing information, adjusted for current year activity. Such valuations are based on unobservable inputs.

## (G) OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

## (2) RELATED PARTY AND CONCENTRATION OF REVENUE RISK

One of the Company's officers serves on the Board of Trustees of the Shelton Funds, from which the Company receives most of its revenue. The Company's Level 3 investment is a partnership interest in an affiliate.

## (3) INVESTMENTS

At December 31, 2017, investments consisted of the following:

| | Fair Value |
|---|---|
| Mutual Funds | $ 49,248 |
| Partnership Interest | 1,410,684 |
| | $1,459,932 |

## (4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $64,101, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 20.12%.

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**To the Partners**
**RFS Partners**
**Denver, Colorado**

We have reviewed management's statements, included in the accompanying RFS Partners' Exemption Report, in which (1) RFS Partners identified the following provisions of 17 C.F.R. §15c3-3(k) under which RFS Partners claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) RFS Partners stated that RFS Partners met the identified exemption provisions throughout the most recent fiscal year without exception. RFS Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RFS Partners' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait Weller & Baker LLP

**TAIT, WELLER & BAKER LLP**

**Philadelphia, Pennsylvania**
**February 28, 2018**

RFS Partners's Exemption Report

RFS Partners is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. § 240.15c3-3 *(k)(1)*

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RFS Partners
[Name of Company]

I, Stephen Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

President

February 28, 2018

# RFS PARTNERS

***ANNUAL AUDITED REPORT***
***FORM X-17A-5***

**DECEMBER 31, 2017**